May 30, 2006


U.S. Securities and Exchange Commission
100 First Street N.E.
Washington, D.C.  20549
Attn:   Susan C. Block, Esq.
        Daniel U. Morris, Esq.


               Re:   Pooled Auto Securities Shelf LLC
                     Amendment No. 1 to Registration Statement on Form S-3 Filed May 2, 2006
                     File No. 333-132417

Ladies and Gentlemen:

         Thank you for your letter dated May 23, 2006, addressed to Jeff Blake of Wachovia Corporation ("Wachovia"), setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on Amendment No. 1 to the Registration Statement on Form S-3 of Pooled Auto Securities Shelf LLC ("PASS"), filed with the Commission on May 2, 2006.

         To facilitate the Staff's review, we have keyed our responses to the headings and numbered comments used in the Staff's comment letter. Our responses follow each comment in bold-faced text.

Registration Statement on Form S-3
----------------------------------

Base Prospectus

General
-------

     1. We note your response to prior comment 4. We also note on the cover page and on page 27 that "other property described in the prospectus supplement" may be included in the issuing entity. Please confirm that any property that may be included in the trust is specified in the base prospectus or advise.

          We have revised the language on the cover page and page 27 of the blackline previously provided to you (page 25 of the revised prospectus) to clarify that the property that may be included in the trust is specified in the base prospectus.


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U.S. Securities and Exchange Commission
May 30, 2006
Page 2


     2. Further, please make a similar confirmation regarding your discussion of credit enhancement on the cover page and page 27 to clarify that credit enhancement will be limited to the forms specified in the base prospectus.

          We have modified the disclosure on the cover page, page 27 of the blackline previously provided to you (page 25 of the revised prospectus) and page 55 of the blackline previously provided to you (page 53 of the revised prospectus), to clarify that credit enhancement will be limited to the forms specified in the base prospectus.

Credit or Cash Flow Enhancement, page 7
---------------------------------------

     3. We note your response to our prior comment 10, but reissue the comment. Please revise to indicate that swaps are limited to interest rate and currency swaps. Revise also under "Any credit support," at page 54, and throughout the document.

          We have revised the disclosure on page 7 of the blackline previously provided to you (page 7 of the revised prospectus), page 14 of the blackline previously provided to you (page 13 of the revised prospectus) and page 54 of the blackline previously provided to you (page 51 of the revised prospectus) to clarify that swaps are limited to interest rate and currency swaps.

Evidence as to Compliance, page 56
----------------------------------

     4. Please revise this section to clearly state that each servicer, including the master servicer, will provide a report on assessment of compliance with the servicing criteria as required by Item 1122(a) of Regulation AB. In this regard, please refer to the first paragraph in this section. Will the accountant provide the assessment of compliance with the specified servicing criteria or will the servicer?

          We have revised the section entitled "Evidence as to Compliance" beginning on page 56 of the blackline previously provided to you (page 53 of the revised prospectus) to indicate that each servicer will provide an assessment of compliance with the servicing criteria as required by Item 1122(a) of Regulation AB. The accountants will provide the attestation, as indicated in the second paragraph of the section.

Exhibits
--------

Exhibit 10.1 Form of Sale and Servicing Agreement
-------------------------------------------------

Section 9.05:  Report on Assessment of Compliance and Attestation
-------------  --------------------------------------------------

     5. Please revise to clarify that the master servicer will also provide an assessment of compliance of the servicing criteria set forth in
          Item 1122(d) of Regulation AB or advise.


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U.S. Securities and Exchange Commission
May 30, 2006
Page 3


          Section 3.11 of the Sale and Servicing Agreement contains the requirement that the master servicer shall provide an assessment of compliance to the extent that Regulation AB requires the delivery by the master servicer of an annual report on an assessment of servicing compliance.

          We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at 704-383-2556.


                                                          Very truly yours,

                                                          /s/ Jeff D. Blake

                                                          Jeff D. Blake